UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 8 June 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
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Enclosures: Sasol announces progressive dividend policy

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                              JSE : SOL                                NYSE : SSL
ISIN codes:                               ZAE000006896                         US8038663006

(“Sasol” or “the company” or “the Group”)
Sasol announces progressive dividend policy
At the onset of the global economic crisis, Sasol made the
decision to conserve cash and strengthen its balance sheet.
Following a substantial drop in earnings in the 2009 financial year and a bleak, uncertain economic outlook, the Group decided to reduce the 2009 dividend in line with the reduction in
earnings. Taking into consideration overall improved market and economic conditions, the strength of its balance sheet and
current capital investment plans, the Group has decided to resume an approach consistent with its long-term track record of
dividend growth as a key component of adding shareholder value.
As a result the board of directors (“the Board”) has decided to adopt a progressive dividend policy, as stated below:

It is Sasol’s intention to maintain and/or grow dividends over time in line with the Group’s anticipated sustainable growth in earnings, barring significant economic variables such as
fluctuations in the oil price and exchange rates. When deciding on dividends, the Board will also take into consideration several factors including the prevailing circumstances of the company, future investment plans, financial performance and the trading and macro economic environments.

Sasol Chief Executive Pat Davies highlighted the Group’s focus on total shareholder return and its progressive dividend policy as complementary to Sasol’s approach to building value for
shareholders over time.

“Sasol manages for the long term, and a consistent return of value to shareholders through increasing dividend payments allows us to return cash to investors while remaining well positioned to fund investment opportunities. The Group’s growth plans and
project pipeline remains robust, supported by the strength of our balance sheet and strong cash generation. The Board’s approval of a progressive dividend policy therefore underpins our confidence in the value that Sasol consistently delivers,” Davies said.

7 June 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

Disclaimer – Forward-looking statements
In this document we make certain statements that are not
historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also
relate to our future prospects, developments and business
strategies. Examples of such forward-looking statements
include, but are not limited to, statements regarding
exchange rate fluctuations, volume growth, increases in
market share, total shareholder return and cost reductions.
Words such as "believe", "anticipate", “expect”, "intend",
"seek", "will", "plan", "could", "may", "endeavour" and
"project" and similar expressions are intended to identify
such forward-looking statements, but are not the exclusive
means of identifying such statements. By their very nature,
forward-looking statements involve inherent risks and
uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other
forward-looking statements will not be achieved. If one or
more of these risks materialise, or should underlying
assumptions prove incorrect, our actual results may differ
materially from those anticipated. You should understand that a number of important factors could cause actual results to
differ materially from the plans, objectives, expectations,
estimates and intentions expressed in such forward-looking
statements. These factors are discussed more fully in our
most recent annual report under the Securities Exchange Act
of 1934 on Form 20-F filed on 9 October 2009 and in other
filings with the United States Securities and Exchange
Commission. The list of factors discussed therein is not
exhaustive; when relying on forward-looking statements to
make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-
looking statements apply only as of the date on which they
are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information,
future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 June 2010                                         By:    /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary